UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road
Chaoyang District, Beijing 100027
People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit 99.1 — Announcement — Date of Board Meeting and Date of Publication of Fourth Quarter and Fiscal Year 2022 Financial Results Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

Date: February 15, 2023	By:	/s/ Fei Cao
Fei Cao
Chief Financial Officer